EXECUTION COPY

Exhibit 2.1

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 12, 2012 (the “Closing Date”), by and among Apollo Group, Inc., an Arizona corporation (“Buyer”), Apollo Global, Inc., a Delaware corporation (the “Company”), Carlyle U.S. Growth Fund III, L.P. f/k/a Carlyle Venture Partners III, L.P., a Delaware limited partnership (“Carlyle”) and CVP III Coinvestment, L.P. (“CVP”, and together with Carlyle, the Company and Buyer, the “Parties”). Carlyle and CVP are each referred to herein as a “Seller” and collectively as “Sellers.” Certain terms used in this Agreement are defined in Section 6.4 hereof. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Capital Contribution Agreement (as defined below).
WHEREAS, Buyer, Carlyle and CVP are the only stockholders of the Company;
WHEREAS, as of the date hereof, Carlyle owns 82,210 shares of the Company’s Class B Common Stock, par value $0.001 per share (the “Carlyle Shares”) and CVP owns 4,822 shares of the Company’s Class B Common Stock, par value $0.001 per share (the “CVP Shares” and together with the Carlyle Shares, the “Shares”);
WHEREAS, Carlyle, CVP, Buyer and the Company are parties to that certain Amended and Restated Shareholders Agreement, dated as of July 28, 2009 (the “Shareholders Agreement”);
WHEREAS, Carlyle, Buyer and the Company are parties to that certain Amended and Restated Capital Contribution Agreement, dated as of July 28, 2009 (the “Capital Contribution Agreement”);
WHEREAS, the Company and Carlyle are parties to that certain Subscription Agreement, dated as of April 6, 2010 (the “WIU Subscription Agreement”);
WHEREAS, Carlyle, Buyer and the Company are parties to that certain Registration Rights Agreement, dated as of October 22, 2007, as amended by that certain Amendment No. 1 to the Registration Rights Agreement, dated as of July 28, 2009 (the “Registration Rights Agreement”, and collectively with the Capital Contribution Agreement, the WIU Subscription Agreement and the Shareholders Agreement, the “JV Agreements”);
WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, all of the Shares for the consideration and on the terms and conditions set forth in this Agreement; and
WHEREAS, in connection with the purchase of the Shares, the Parties also wish to terminate the JV Agreements and to provide for certain other covenants as set forth herein, on the terms and conditions hereinafter provided.
NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1 - SALE AND TRANSFER OF SHARES; CLOSING

Section 1.1     Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, at the Closing Sellers will sell, transfer, assign and convey to Buyer, and Buyer will purchase and acquire from the Sellers, all of the Shares, free and clear of all Encumbrances.

Section 1.2     Purchase Price and Payment.

a.In consideration of the sale of the Shares by Sellers to Buyer and in reliance upon the representations and warranties of Sellers contained herein, Buyer shall pay to each Seller its respective Pro Rata Portion of an aggregate purchase price of (i) $42,500,000.00 in cash (the “Base Purchase Price”), plus (ii) the amount (if any) of any Earn-Out Payment and any Related Party Divestiture payment that becomes due and payable in accordance with Section 1.6 herein.

b.On the Closing Date, Buyer shall pay the Base Purchase Price as follows:

(i)$40,145,291.39 to Carlyle by wire transfer of immediately available funds to an account or accounts designated by Carlyle in writing to Buyer; and

(ii)$2,354,708.61 to CVP by wire transfer of immediately available funds to an account or accounts designated by CVP in writing to Buyer.

Section 1.3    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof at the offices of Kirkland & Ellis LLP, 300 North LaSalle Street, Chicago, Illinois 60654, contemporaneously with the execution of this Agreement at 10:00 a.m., but shall be deemed effective as of 12:01 a.m. on the date hereof.

Section 1.4     Closing Deliverables of Sellers. At the Closing, each Seller shall deliver to Buyer all of the following in form and substance reasonably satisfactory to Buyer:

a.an executed counterpart to the Restrictive Covenant Agreement;

b.a resignation (effective as of the Closing Date) from Charles Rossotti, in his capacity as a director of the Company;

c.a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that such Seller is not a “foreign person” as defined in section 1445 of the Code; and

d.a duly executed stock power that conveys ownership of the Shares to Buyer, together with any certificates representing the Shares duly endorsed for transfer.

Section 1.5     Closing Deliverables of Buyer. At the Closing, Buyer shall deliver to Sellers all of the following:

a.the Base Purchase Price in accordance with Section 1.2; and

b.an executed counterpart to the Restrictive Covenant Agreement.

Section 1.6     Earn-Out.

a.As additional consideration to Sellers for the purchase of the Shares, if and solely to the extent required by this Section 1.6, each Seller shall be entitled to receive its respective Pro Rata Portion of an additional cash payment in the amount described in this Section 1.6. Such payment (the “Earn-Out Payment”) shall be calculated and paid strictly in accordance with, and shall be subject to the review and dispute procedures set forth in, this Section 1.6.

b.Amount of Earn-Out Payment. The Earn-Out Payment shall be an amount equal to Excess EBITDA; provided that, in the event of a Change in Control prior to August 31, 2017, the acquiror pursuant to such Change in Control transaction (the “Acquiror”) shall assume the obligation to make the Earn-Out Payment and shall be the assignee of all other rights, obligations and liabilities of Buyer under this Section 1.6, unless Sellers elect (the “Accelerated Payment Election”), solely at their own discretion, to receive the Earn-Out Payment in lieu of such assignment of this Agreement to Acquiror by providing written notice to Buyer within 30 days after Sellers’ receipt of (i) notification of the pending Change in Control transaction (the “Sale Notice”) and (ii) Buyer’s good faith determination and calculation of Adjusted EBITDA for the most recently completed fiscal year prior to the year in which the Sale Notice is delivered, which items shall be delivered by Buyer to Sellers as soon as reasonably practicable. The Accelerated Payment Election shall be irrevocable once delivered to Buyer. The Earn-Out Payment shall be paid in accordance with and as finally determined pursuant to Section 1.6(e). The Earn-Out Payment shall be paid by Buyer in U.S. dollars ($) using the exchange rate in effect on August 31, 2017 (or the applicable fiscal year end as described in the definition of “Measurement Period” in Section 6.4 herein) as reflected in the Wall Street Journal. Upon an Acquiror’s assumption of the rights, obligations and liabilities of Buyer under this Section 1.6 in connection with a Change in Control transaction (including the obligations in Section 1.6(c) below), Buyer shall have no further obligation or liability whatsoever related to the Earn-Out Payment or otherwise under this Section 1.6.

c.Final Earn-Out Statement. No later than one hundred-twenty (120) days after (i) August 31, 2017 or (ii) if Sellers’ make the Accelerated Payment Election, the closing of the Change in Control, Buyer shall deliver to Sellers a statement (the “Final Earn-Out Statement”) describing in reasonable detail (i) Buyer’s good-faith determination and calculation of Adjusted EBITDA and (ii) the amount of the Earn-Out Payment required to be paid hereunder (if any); provided that, following an Accelerated Payment Election, in no event shall the amount of Adjusted EBITDA as reflected in the Final Earn-Out Statement be less than the amount of Adjusted EBITDA specified by Buyer pursuant to clause (ii) in the foregoing Section 1.6(b).

d.Dispute Resolution. Following delivery of the Final Earn-Out Statement, Buyer shall cause BPP to provide Sellers with such information and documentation as may be reasonably requested by Sellers for purposes of reviewing the Final Earn-Out Statement and Buyer shall cause BPP to make its employees and accountants reasonably available to Sellers for the purposes of discussing the Final Earn-Out Statement and the calculations and determinations contained therein. The Final Earn-Out Statement shall become final and binding on Buyer and Sellers sixty (60) days following Sellers’ receipt thereof, unless Sellers give written notice to Buyer of their objection (an “Earn-Out Objection Notice”) to the calculation of the Adjusted EBITDA prior to such date. Any Earn-Out Objection Notice shall specify in reasonable detail the nature of any disagreement with the calculation of Adjusted EBITDA. If an Earn-Out Objection Notice is timely delivered, Buyer and Sellers shall attempt in good faith for a period of thirty (30) days to resolve the objections stated therein (the “Earn-Out Objections”). Any such Earn-Out Objections which cannot be resolved between Buyer and Sellers within thirty (30) days following Buyer’s receipt of the Earn-Out Objection Notice shall be resolved by a qualified and independent accounting or valuation firm mutually selected by Buyer and Sellers (the “Accounting Referee”) which (i) confirms it has not been retained in connection with a material matter by Buyer, the Company or any Seller or its Subsidiaries during the one (1) year period preceding the date of such referral that would preclude it from acting independently, (ii) has agreed to meet the time deadlines imposed herein, and (iii) will be acting as an arbitrator. The resolution of the Earn-Out Objections as determined by such Accounting Referee shall be final and binding on Buyer and Sellers and not subject to further appeal or review. Buyer and Sellers shall instruct the Accounting Referee to resolve the Earn-Out Objections in accordance with the terms and definitions of this Agreement and the Accounting Referee’s determination (i) will be based solely on the information and materials provided by Buyer and Sellers (i.e., not on the basis of an independent review), and (ii) will not award an amount more favorable to Buyer than the corresponding amounts claimed by Buyer on the Final Earn-Out Statement or more favorable to Sellers than the corresponding amounts claimed by Sellers in its Earn-Out Objection Notice. The determination by the Accounting Referee with respect to such disputed items shall be made within thirty (30) days after its appointment. Sellers and Buyer shall each be responsible for 50% of the fees, costs and expenses of the Accounting Referee.

e.Payment. Buyer shall pay to each Seller, by wire transfer of immediately available funds to an account or accounts designated by such Seller in writing not less than five (5) Business Days prior to such payment, its Pro Rata Portion of the Earn-Out Payment within fifteen (15) days after the date on which the amount of the Earn-Out Payment is finally determined pursuant to Section 1.6(d) above.

f.Access to Information. Buyer shall deliver to Sellers a copy of the consolidated statement of income and cash flows of BPP and its Subsidiaries for each quarterly period and fiscal year ending during the period from the date hereof through and including the end of the final Measurement Period, and a consolidated balance sheet of BPP and its Subsidiaries for each quarterly period and as of the end of each such fiscal year, as soon as available and in any event within 45 days after the end of a quarterly period and within 120 days after the end of each such fiscal year of the Company, respectively (the “BPP Financials”). Carlyle shall have the right at such reasonable times as may be reasonably requested by Carlyle but in any case not more than once during any twelve-month period, to engage in each of the following (i) visits and inspections of BPP’s properties and facilities and (ii) discussions of the BPP Financials with BPP’s officers and directors, in the case of both (i) and (ii) for legitimate corporate purposes and provided that (i) and (ii) shall not interfere in any material way with the conduct of the operation of the business and affairs of BPP or any of its Subsidiaries. Each of Buyer and Sellers will bear its own expenses with respect to any such meetings, inspections and visits. Subject to the foregoing proviso, Buyer shall also deliver to Sellers such other information relating to the financial condition, business or corporate affairs of BPP as Sellers may reasonably request from time to time for legitimate corporate purposes, provided that any such requests shall occur no more frequently than once per fiscal quarter and provided further that BPP may withhold any information that is subject to attorney-client or other similar applicable privileges.

g.Tax Treatment. Buyer and Sellers agree to treat any payments made to Seller under Section 1.6 hereof as additional consideration for the purchase of the Shares (it being understood that a portion of such payments will be treated, as applicable, as interest under Section 483 of the Code or Section 1274 of the Code), and Buyer and Sellers shall report these payments as such on their respective federal, state and local tax returns (unless otherwise required under applicable Law).

h.Operation of BPP. Buyer shall not, and shall cause the Company not to, take any material action, or refrain from taking any material action, if such action or inaction is taken in bad faith with a purpose or objective of reducing the amount of the Earn-Out Payment. Not in limitation of the foregoing, Buyer further acknowledges and agrees that, until the end of the final Measurement Period, unless otherwise agreed in writing by the mutual consent of the Parties, Buyer shall cause BPP and its Subsidiaries as a group to maintain their own separate and accurate books and records.

i.Divestitures. In the event of any sale, conveyance or other transfer of any of the consolidated assets (whether tangible or intangible) of BPP or its Subsidiaries prior to the end of the final Measurement Period (any such sale, conveyance or transfer, a “Divestiture”), other than sales, conveyances and transfers (including sales of products or inventory) in the ordinary course of business consistent with past practice that does not constitute a Change of Control, then, if each transferee in such Divestiture is a non-Affiliate of Buyer, at the option of Sellers, (A) the EBITDA attributable to such assets during the twelve (12) months immediately preceding such Divestiture will be included in the calculation of Adjusted EBITDA as provided in clause (xv) of the definition of EBITDA on Exhibit A attached hereto or (B) if any Excess EBITDA exists as set forth in the Final Earn-Out Statement (as may be finally determined pursuant to Section 1.6(d) above), ten percent (10%) of the amount of proceeds of such Divestiture (less the reasonable out-of-pocket transaction expenses paid to unaffiliated third parties in such Divestiture) will be added to the amount of the Earn-Out Payment payable to the Sellers. In the event of a Divestiture in which a transferee is Buyer or an Affiliate of Buyer (a “Related Party Divestiture”), unless the sale, conveyance or transfer is on arms’ length terms, Buyer shall pay to each Seller, by wire transfer of immediately available funds to an account or accounts designated by such Seller in writing not less than five (5) Business Days prior to such payment, its Pro Rata Portion of ten percent (10%) of the value of the asset(s) sold, transferred or conveyed in the Related Party Divestiture within fifteen (15) days after the date on which such value is finally determined as set forth below. Prior to consummating a Related Party Divestiture, Buyer shall give written notice to Sellers of the potential transaction, which notice shall include Buyer’s good faith determination of the value of the asset(s) to be sold, conveyed or transferred. Following delivery of such written notice, Buyer shall cause BPP to provide Sellers with such information and documentation and access to employees of BPP as may be reasonably requested by Sellers for purposes of evaluating such valuation, and such valuation shall become final and binding on the Buyer and Sellers sixty (60) days following Sellers’ receipt thereof, unless Sellers give written notice to Buyer of their objection (a “Divestiture Objection Notice”) to such valuation; provided, however, that Sellers shall only be permitted to submit a Divestiture Objection Notice with respect to any proposed Related Party Divestiture if the aggregate value of the assets in that Related Party Divestiture, together with the aggregate value of the assets in all prior Related Party Divestitures and all other Related Party Divestitures for which written notice has been delivered by Buyer to Sellers, exceeds $4,000,000. If a Divestiture Objection Notice is timely delivered, Buyer and Sellers shall attempt in good faith for a period of thirty (30) days to resolve the valuation at issue, and if they cannot reach resolution within thirty (30) days following Buyer’s receipt of the Divestiture Objection Notice, they shall jointly appoint an Accounting Referee, whose valuation shall be final and binding on the Buyer and Sellers and not subject to further appeal or review. Buyer and Sellers shall instruct the Accounting Referee to determine the fair market value of the asset(s) at issue based solely on the information and materials provided by Buyer and Sellers (i.e., not on the basis of an independent review), and in an amount not more favorable to Buyer than the valuation claimed by Buyer on the initial written notice or more favorable to Sellers than the valuation claimed by Sellers in its Divestiture Objection Notice. The valuation determination by the Accounting Referee shall be made within thirty (30) days after its appointment. The fees, costs and expenses of the Accounting Referee shall be borne by (i) Sellers in the event that the final valuation as determined by the Accounting Referee is closer to the valuation proposed by Buyer or (ii) Buyer in the event that the final valuation as determined by the Accounting Referee is closer to the valuation proposed by Sellers.

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, with respect to itself, hereby makes to Buyer the representations and warranties contained in this Article II.

Section 2.1     Organization. Seller is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware.
Section 2.2    Authorization; Validity of Agreement; Necessary Action. Seller has all requisite power and authority to execute and deliver this Agreement and the Restrictive Covenant Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Seller of this Agreement and the Restrictive Covenant Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary partnership action by Seller and no other action on the part of Seller is necessary to authorize the execution and delivery by Seller of this Agreement and the Restrictive Covenant Agreement and the consummation of the transactions contemplated hereby and thereby. This Agreement and the Restrictive Covenant Agreement have been duly executed and delivered by Seller and, assuming due and valid authorization, execution and delivery hereof and thereof by Buyer, are valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a Proceeding at law or in equity) (collectively, “General Enforceability Exceptions”).

Section 2.3     No Conflict; Consent. Neither the execution and the delivery of this Agreement or the Restrictive Covenant Agreement, nor the consummation of the transactions contemplated hereby or thereby, will (a) violate or conflict in any material respect with any constitution, Law, Order or other restriction of any Governmental Authority to which Seller is subject, or (b) violate or conflict in any material respect with or result in a material default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of, any material contract, agreement, permit, license, authorization or obligation to which Seller is a party or by which Seller’s assets are bound, or any provision of the Seller’s organizational documents, except for those contracts or agreements to which Buyer or the Company is a party.

Section 2.4    Ownership of Shares. Each of Carlyle and CVP is the record and beneficial owner of, and has good and marketable title to, the Carlyle Shares and the CVP Shares, respectively, free and clear of all Encumbrances (except for those imposed by securities laws generally and those resulting from contracts or agreements to which Buyer or the Company is a party), and shall transfer to Buyer, at Closing, good and marketable title to the Carlyle Shares and the CVP Shares, free and clear of all Encumbrances (except for those imposed by securities laws generally and those resulting from contracts or agreements to which Buyer or the Company is a party).

Section 2.5     Due Diligence Investigation. Since the date on which Seller first acquired the Shares, (i) Seller has had a representative on the Board of Directors of the Company, (ii) Seller has had an opportunity to discuss the business, management, operations, contracts, legal matters and finances of the Company and its Subsidiaries with its officers, directors, employees, agents, representatives and Affiliates, (iii) Seller has been furnished by the Company (or the Company has otherwise made available) information, documents and other material relating to the Company and its Subsidiaries, and, as applicable, the Company’s and its Subsidiaries’ business, management, operations, contracts, legal matters and finances, that Seller has requested and (iv) the Company (including without limitation its directors and officers and Persons acting on the Company’s and Buyer’s behalf) and Buyer have answered to Seller’s satisfaction all questions posed by Seller concerning the terms and conditions of the transactions contemplated by this Agreement. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Seller has relied upon its detailed knowledge of the business, management, operations, legal matters, finances and future prospects of the Company and its Subsidiaries and expressly acknowledges and agrees that the Buyer is making no representations or warranties, express or implied, as to the value of the Company, its Subsidiaries or the Shares, the Company’s or its Subsidiaries’ prospects or future performance, or any other aspect of the business of the Company and its Subsidiaries. Seller is experienced, sophisticated and knowledgeable in the trading in securities and debt obligations of private and public companies. Seller has made such investigation of the Company and its Subsidiaries as it deemed appropriate to evaluate the merits and risks of the transactions contemplated by this Agreement. Seller acknowledges that Buyer is relying on the representations set forth in this Agreement, including this Section 2.5, in engaging in the transactions contemplated hereby and would not engage in the transactions in the absence of these representations.

Section 2.6     No Brokers. No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Seller or any Affiliate of Seller in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, is or will be entitled to any brokerage or finder’s or similar fee or other commission as a result of this Agreement or consummation of the transactions contemplated hereby.

Section 2.7     No Additional Representations or Warranties. Except as provided in this Article II, neither Seller nor any of their respective Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Buyer or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Buyer or its Affiliates.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby makes to Sellers the representations and warranties contained in this ARTICLE III.
Section 3.1     Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Arizona.

Section 3.2    Authorization; Validity of Agreement; Necessary Action. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Restrictive Covenant Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Buyer of this Agreement and the Restrictive Covenant Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action by Buyer and no other action on the part of Buyer is necessary to authorize the execution and delivery by Buyer of this Agreement and the Restrictive Covenant Agreement and the consummation of the transactions contemplated hereby and thereby. This Agreement and the Restrictive Covenant Agreement have been duly executed and delivered by Buyer and, assuming due and valid authorization, execution and delivery hereof and thereof by Sellers, are a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by General Enforceability Exceptions.

Section 3.3    No Conflict; Consents. Neither the execution and the delivery of this Agreement or the Restrictive Covenant Agreement, nor the consummation of the transactions contemplated hereby or thereby, will (a) violate or conflict in any material respect with any constitution, Law, Order or other restriction of any Governmental Authority to which Buyer is subject, or (b) violate or conflict in any material respect with or result in a material default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of, any material contract, agreement, permit, license, authorization or obligation to which Buyer is a party or by which Buyer’s assets are bound, or any provision of the Buyer’s organizational documents.

Section 3.4     Miscellaneous. The Shares acquired by Buyer at the Closing will be acquired by it for investment purposes for its own account and without a view to distribution or resale thereof. No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Buyer or any Affiliate of Buyer in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, is or will be entitled to any brokerage or finder’s or similar fee or other commission as a result of this Agreement or consummation of the transactions contemplated hereby. Buyer has at all times controlled the Company and in making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Buyer has relied upon its detailed knowledge of the business, management, operations, legal matters, finances and future prospects of the Company and its Subsidiaries and expressly acknowledges and agrees that the Seller is making no representations or warranties, express or implied, as to the value of the Company, its Subsidiaries or the Shares, the Company’s or its Subsidiaries’ prospects or future performance, or any other aspect of the business of the Company and its Subsidiaries. Buyer confirms that it has made such further investigation of the Company as was deemed appropriate to evaluate the merits and risks of this purchase. Buyer further acknowledges that it has had the opportunity to ask questions of, and receive answers from, the directors and officers of the Company, Seller and Persons acting on the Company’s and Seller’s behalf concerning the terms and conditions of the purchase of the Shares. Buyer is experienced, sophisticated and knowledgeable in the trading in securities and debt obligations of private and public companies. Buyer acknowledges that Seller is relying on the representations set forth in this Agreement, including this Section 3.4, in engaging in the transactions contemplated hereby and would not engage in the transactions in the absence of these representations.

ARTICLE IV - TERMINATION

Section 4.1    Termination of JV Agreements. The undersigned, constituting all of the parties to the JV Agreements, hereby agree, effective upon the Closing, that each of the JV Agreements is automatically and unconditionally terminated and shall have no further force or effect. The Parties further acknowledge and agree that each of the parties to the JV Agreements has fully complied in all respects and at all times with all of their respective obligations under the JV Agreements and, accordingly, are delivering the mutual release set forth in Article V herein with respect to, among other things, such agreements.

ARTICLE V - MUTUAL RELEASE

Section 5.1     Company Release. Subject to the proviso set forth below in this Section 5.1, each of the Company and Buyer, on behalf of itself and all of its Subsidiaries, Affiliates, agents, representatives, successors and assigns, hereby expressly, fully, finally, and forever releases and discharges Carlyle and CVP and each of their respective past, current and future stockholders, equityholders, partners, members, directors, officers, managers, Subsidiaries, Affiliates, employees, independent contractors, agents, representatives, successors and assigns, from any and all past, current, and future liabilities, claims, obligations, causes of action, actions, suits, investigations, proceedings, demands, and damages of any kind or nature whatsoever (collectively, “Liability”) arising under, or in connection with, the JV Agreements or related to the status of Carlyle and CVP as shareholders of the Company or the ownership of the Shares or any actions or inactions of their representatives on the board of directors of the Company (in each case whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, at law or in equity and whether due or to become due); provided, however, that nothing in the foregoing shall limit in any manner or release or discharge any Liability under this Agreement or the Restrictive Covenant Agreement, including any breach of any provision hereof or thereof.

Section 5.2     Carlyle Release. Subject to the proviso set forth below in this Section 5.2, each of Carlyle and CVP, on behalf of itself and all of its Subsidiaries, Affiliates, agents, representatives, successors and assigns, hereby expressly, fully, finally, and forever releases and discharges Buyer and the Company and each of their respective past, current and future stockholders, equityholders, partners, members, directors, officers, managers, Subsidiaries, Affiliates, employees, independent contractors, agents, representatives, successors and assigns, from any and all past, current, and future Liability arising under, or in connection with, the JV Agreements or related to the status of Carlyle and CVP as shareholders of the Company or the ownership of the Shares or any actions or inactions of their representatives on the board of directors of the Company (in each case whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, at law or in equity and whether due or to become due); provided, however, that nothing in the foregoing shall limit in any manner or release or discharge any Liability under this Agreement or the Restrictive Covenant Agreement, including any breach of any provision hereof or thereof.

Section 5.3     Additional Covenants and Representations.

a.The Parties expressly consent that Sections 5.1 and 5.2 shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown, unsuspected and unanticipated claims (notwithstanding any Law that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated claims). The Parties have read Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
b.Each of the Parties understands that Section 1542, or a comparable Law or Order of another jurisdiction, gives it the right not to release existing claims of which it is not aware, unless it voluntarily chooses to waive this right. Having been so apprised, each of the Parties nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other comparable Law, and elects to assume all risks for claims that exist, existed or may hereafter exist, known or unknown, arising out of or related to Liabilities arising from any claims or other matters purported to be released pursuant to Sections 5.1 and 5.2.
c.Each of the Parties hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any action, suit, proceeding, investigation or other claim, of any kind against any Person released under Sections 5.1 or 5.2 before any Governmental Authority or other forum by reason of any matters covered thereby.
d.Each of the Parties represents that it has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Liability of any nature, character or description whatsoever, which is or which purports to be released or discharged by Sections 5.1 and 5.2. Each of the Parties hereby represents that it understands and acknowledges that it may hereafter discover facts and legal theories concerning the releases provided in Sections

5.1 and 5.2 and the subject matter thereof in addition to or different from those of which it now believes to be true. The undersigned understands and hereby agrees that Sections 5.1 and 5.2 shall remain effective in all respects notwithstanding those additional or different facts and legal theories or the discovery of those additional or different facts or legal theories. Each of the Parties assumes the risk of any mistake of fact or law with regard to any potential claim or with regard to any of the facts that are now unknown to him, her or it relating thereto. Notwithstanding anything to the contrary set forth herein, this Article V shall remain binding on the Parties hereto.

ARTICLE VI - GENERAL PROVISIONS

Section 6.1     Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered on a Business Day during regular business hours of the recipient (or, if not, on the next succeeding Business Day) or two (2) Business Days after sent by reputable overnight express courier (charges prepaid). Such notices, demands and other communications shall be sent to the following Persons at the following addresses:

a.if to Buyer or the Company, to:

Apollo Group, Inc.
227 West Monroe Street, Suite 3600
Chicago, IL 60606
Attn: Robert Chernoff, Senior Corporate Counsel

with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, IL 60654
Attn:    Michael D. Paley, P.C.

b.If to Carlyle or CVP:

1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, DC 20004-2505
Attn: Brooke B. Coburn
with a copy to (which shall not constitute notice):
Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Attention: Paul F. Sheridan, Jr.

Section 6.2     Assignment. Except (i) as expressly permitted by the terms hereof, including an assignment the rights, obligations and liabilities of the Buyer under Section 1.6 to an Acquiror in connection with a Change in Control transaction as described in Section 1.6(b) above and (ii) for assignments by a Party to an Affiliate of such Party (provided that any such assignment to an Affiliate shall not relieve a Party of its obligations hereunder), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties. Notwithstanding anything to the contrary herein, Sellers at all times shall maintain the ability to direct Buyer to make payments owed under this Agreement directly to their respective limited partners without any prior consent from Buyer and without any liability to Buyer for acting in accordance with such direction; provided that, Sellers, TCG Ventures III, L.L.C. or one of the controlled investment funds of TCG Ventures III, L.L.C. or, subject to the prior written approval of Buyer (not to be unreasonably withheld), a designated Affiliate of TCG Ventures III, L.L.C. shall at all times be the only Persons that have any rights to enforce any right, obligation or covenant of the Sellers hereunder.

Section 6.3     Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

Section 6.4     Certain Definitions. For purposes of this Agreement:

“Adjusted EBITDA” means, for any fiscal year included within the Measurement Period, the earnings before interest, taxes, depreciation, and amortization of BPP and its Subsidiaries for such fiscal year, as adjusted and determined in accordance with the definitions and principles set forth in Exhibit A. In the event of any conflict between the definitions and principles set forth in Exhibit A, Exhibit A shall control.
“Affiliate” means, as to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.
“BPP” means BPP Holdings Ltd., a United Kingdom limited company.
“Business Day” means any day other than a day on which banks in the State of Illinois are closed.
“Change in Control” means any transaction or series of related transactions pursuant to which any Person or group of Persons (other than an Affiliate or Affiliates of Buyer) acquire (i) equity securities of BPP possessing the voting power to elect a majority of the board of directors of BPP, whether by merger, consolidation or sale or transfer of BPP’s equity securities, or (ii) all or a majority of BPP’s assets, in each case determined on a consolidated basis.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Encumbrances” means any mortgage, pledge, lien, charge, claim, option, warrant, conditional sale agreement, security interest or other encumbrance.
“Excess EBITDA” means the amount, if any, by which the highest Adjusted EBITDA achieved for any of the fiscal years included within the Measurement Period exceeds £26,500,000.00.
“Governmental Authority” means any United States or foreign governmental authority, including but not limited to any national, federal, territorial, state, commonwealth, province, territory, county, municipal, district, local governmental jurisdiction of any nature or any other governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, commission, tribunal, or other governmental instrumentality) or any political or other subdivision or part of any of the foregoing.

“Law” means any law (common, statutory or otherwise), treaty, rule, regulation, judgment, injunction, order, decree or other binding action, restriction or requirement of, or agreement with, a Governmental Authority.
“Measurement Period” means each of the fiscal years starting September 1 and ending August 31, from the current year through the fiscal year ended August 31, 2017; provided that, in the event of a Change in Control prior to August 31, 2017 for which Sellers make the Accelerated Payment Election, the Measurement Period shall be the most recently completed fiscal year of BPP prior to the year in which the Change in Control is consummated.
“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or ruling, or writ of any federal, state, local or foreign Governmental Authority.
“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.
“Proceeding” means any litigation, action, written demand, grievance, suit, proceeding, claim, charge, filed complaint, hearing, order, arbitration, examination or investigation.
“Pro Rata Portion” means (i) with respect to Carlyle, a fraction, the numerator of which is 82,210 and the denominator of which is 87,032 and (ii) with respect to CVP, a fraction, the numerator of which is 4,822 and the denominator of which is 87,032.
“Purchase Price” means the Base Purchase Price plus the Earn-Out Payment (if any).
“Representatives” means, as to any Person, such Person’s directors, officers, employees, partners, managers and its and their legal, financial, tax and accounting advisors.
“Restrictive Covenant Agreement” means that certain Restrictive Covenant Agreement, dated as of the date hereof, by and among the Parties.
“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, joint venture, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, joint venture, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, joint venture, association or other business entity or is or controls the managing director or general partner of such partnership, joint venture, association or other business entity.
“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital gains, franchise, alternative or add-on minimum, estimated, sales, use, goods and services, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, employment, disability, payroll, license, employee or other withholding, contributions or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

Section 6.5     Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference will be to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References to a Person are also to its permitted successors and assigns.

Section 6.6     Further Assurances. Each of the Parties shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

Section 6.7     Press Releases; Confidentiality. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued without the mutual approval of all of the Parties, except for any public disclosure (i) which is required by applicable Law (including, without limitation, in connection with the filing of tax returns), regulation or rules of any securities exchange or by any bank examiner, securities examiner or similar self-regulating organization, (ii) in connection with the enforcement of this Agreement or the Restrictive Covenant Agreement or (iii) required pursuant to any legal, judicial, administrative or regulatory process. The Parties further agree not to disclose this Agreement, its existence or its terms to any other Person other than (x) to its Representatives (including direct or indirect managers and partners) for financial reporting, tax or other legitimate corporate purposes, (y) in connection with any public disclosure described in the exceptions in the immediately preceding sentence, or (z) to its Representatives, future investors and future potential investors in connection with customary fund raising and marketing efforts that would typically be provided by private equity funds with respect to the investment performance of their current or prior portfolio companies; provided that, if this Agreement is publicly filed by Buyer pursuant to clause (i) in the first sentence of this Section 6.7, this second sentence of this Section 6.7 shall be of no further force or effect following such filing.

Section 6.8     Fees and Expenses. Except as otherwise set forth in this Agreement, each of Buyer, on the one hand, and Sellers, on the other hand, shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.

Section 6.9     Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 6.10    Consent to Jurisdiction. THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT SHALL EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN THE STATE OF DELAWARE. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD

BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

Section 6.11    Waiver of Jury Trial. THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

Section 6.12     Third Party Beneficiaries. Each of the Persons set forth in Sections 5.1, 5.2 and 5.3 are intended third party beneficiaries of such provisions and shall be entitled to the protections afforded by the releases set forth in such provisions.

Section 6.13     Miscellaneous. This Agreement and the Restrictive Covenant Agreement (a) constitute, together with the Exhibits attached hereto, the entire agreement and supersedes all of the prior and contemporaneous agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof (including with regard to confidentiality), (b) shall be binding upon and inure to the benefits of the Parties hereto and their respective successors and permitted assigns and, except as expressly provided herein, is not intended to confer upon any other Person any rights or remedies hereunder, (c) may be executed in two or more counterparts which together shall constitute a single agreement, and (d) may only be amended by the Parties by an instrument in writing signed on behalf of each of the Parties or their respective successors and permitted assigns, as applicable.

* * * * * * * * * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be entered into as of the date first written above.

APOLLO GROUP, INC.

By:	/s/ Greg Cappelli

Name: Greg Cappelli
Title: Chief Executive Officer

APOLLO GLOBAL, INC.

By:	/s/ Timothy F. Daniels

Name: Timothy F. Daniels
Title: President

CARLYLE U.S. GROWTH FUND III, L.P.

By:	TCG Ventures III, L.P.
Its:	General Partner

By:	TCG Ventures III, L.L.C.
Its:	General Partner

By:	/s/ Brooke Coburn

Name: Brooke Coburn
Title: Managing Director

CVP III COINVESTMENT, L.P.

By:	TCG Ventures III, L.P.
Its:	General Partner

By:	TCG Ventures III, L.L.C.
Its:	General Partner

By:	/s/ Brooke Coburn

Name: Brooke Coburn
Title: Managing Director

EXHIBIT A
Adjusted EBITDA

The mutual intention of Buyer and Sellers is to measure BPP’s consolidated stand-alone EBITDA as if it were operated on an independent basis during the Measurement Period and shall be calculated in a manner generally consistent with the historical accounting policies, procedures and methodologies of BPP (which are the policies, procedures and methodologies used to prepare the financial statements delivered to the Board of Directors of the Company for the fiscal year ended August 31, 2011). EBITDA shall be calculated on a consolidated basis with BPP’s consolidated subsidiaries and shall be based on BPP’s audited consolidated financial statements, as further set forth below:
“EBITDA” means, during the Measurement Period, Net Income, plus (i) interest expense (net of interest income) which has been deducted in the determination of Net Income, plus (ii) federal, foreign, state and local income Taxes which have been deducted in determining Net Income, plus (iii) depreciation and amortization expenses which have been deducted in determining Net Income, plus (iv) any impairment charges related to goodwill, intangible assets or other long-lived assets which have been deducted in determining Net Income, minus (v) any pre-tax gains on the sale of property, plant and equipment which have been included in determining Net Income, plus (vi) any pre-tax losses on the sale of property, plant and equipment which have been deducted in determining Net Income, plus (vii) any pre-tax losses recognized on the sale or disposal of a Subsidiary of BPP which have been deducted in determining Net Income, minus (viii) any pre-tax gains recognized on the sale or disposal of a Subsidiary of BPP which have been included in determining Net Income, plus (ix) any costs incurred by, and accrued to, Buyer, the Company or any Affiliate of Buyer or the Company (other than BPP or any of its Subsidiaries) for any services (excluding third-party services), including corporate services support work performed for the benefit of BPP and/or its Subsidiaries, including, without limitation, for human resources, information technology, intercompany charges or allocations, contracts, treasury, facility security, corporate compliance, and business development activities which have been deducted in determining Net Income, plus (x) costs associated with licensing or cost sharing of intangible assets by Buyer, the Company or any Affiliate of Buyer or the Company (other than BPP or any of its Subsidiaries) to BPP or any of its Subsidiaries which have been deducted in determining Net Income, plus (in the case of expenses) and minus (in the case of credits) (xi) amounts presented as “Restructuring and other charges” in Buyer’s external financial statements which have been deducted in determining Net Income, plus (xii) any transaction related costs incurred related to the acquisition or disposition of a component or all of one of BPP’s subsidiaries which have been deducted in determining Net Income, whether the transaction was completed or not, plus (in the case of expenses) and minus (in the case of credits) (xiii) costs associated with long-term incentive or similar compensation plans for BPP employees, whether of Buyer, the Company or BPP, which have been deducted in determining Net Income, minus (xiv) EBITDA attributable to any acquisitions by the Company or BPP where the acquired assets or entity are either part of BPP or a Subsidiary of BPP, plus (xv) provided that such sale, conveyance or transfer does not constitute a Change in Control and is not a Related Party Divestiture, EBITDA attributable to any consolidated assets (whether tangible or intangible) of BPP or its Subsidiaries that are sold, conveyed or otherwise transferred (other than asset sales, conveyances or transfers in the ordinary course of business, including sales of products or inventory) and calculated for the trailing twelve month period as of the most recently completed month end prior to the consummation of the applicable asset sale, plus (xvi) any non-cash, non-recurring, non-operational, or out-of-period expenses or losses, including write-offs as well as charges relating to the Earn-Out Payment contemplated by this or other agreements (other than deductions which represent the accrual or reserve for the payment of cash charges in a future period), plus (xvii) any extraordinary or unusual expenses or losses (whether or not otherwise includable as a separate item in BPP’s income statement), plus (xviii) restructuring and integration costs, including, without limitation, any severance costs, relocation costs, retention and completion bonuses, costs associated with curtailments and modifications to pension and post-retirement employee benefit plans, costs associated with office/facility openings, closures, or consolidations, relocation or integration costs and other non-recurring business optimization charges and expenses, plus (xix) out-of-pocket transaction expenses related to the transaction contemplated by this Agreement, including costs incurred relating to the determination of the Earn-Out Payment contemplated in this Agreement, plus or minus (xx) impacts from changes in accounting principles from those used in the preparation of BPP’s consolidated financial statements for the most recently completed fiscal year as of the date of this Agreement, plus (xxi) any costs resulting from any transactions of BPP and its Subsidiaries on an intercompany basis with Apollo and its other Subsidiaries (whether with Apollo, any of its Subsidiaries and/or any third party) that is not on an arm’s length basis; provided, that no item included in EBITDA shall be double-counted as an add-back or deduction to EBITDA. For the avoidance of doubt, the impairment charges disclosed publicly by Buyer prior to the date of this Agreement with respect to BPP and its related businesses for the fiscal years ended August 31, 2010 and August 31, 2011 shall not reduce in any way any calculation of EBITDA hereunder.

“Net Income” means the net income (or loss) of BPP and its Subsidiaries on a consolidated basis, calculated in accordance with United States generally accepted accounting principles in effect at the time of calculation expressed in British Pounds.